UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2025
Commission File Number: 001-35936
B2Gold Corp.
(Translation of registrant’s name into English)
British Columbia, Canada
(Jurisdiction of incorporation or organization)
Suite 3400, Park Place
666 Burrard Street,
Vancouver, British Columbia V6C 2X8
Canada
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
[   ] Form 20-F              [X] Form 40-F

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K
See the Exhibit Index hereto.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B2Gold Corp.

Date: August 7, 2025	By:	/s/ Randall Chatwin
	Name:	Randall Chatwin
	Title:	Senior Vice President, Legal & Corporate Communications

EXHIBIT INDEX

Exhibit
No.	Description
99.1	Consolidated Financial Statements for the Six Months Ended June 30, 2025
99.2	Management’s Discussion and Analysis for the Quarter Ended June 30, 2025
99.3	Certification of Interim Filing - CEO
99.4	Certification of Interim Filing - CFO